UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For October 10, 2025

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or the “company”)

HARMONY’S SCHEME OF ARRANGEMENT WITH MAC COPPER BECOMES EFFECTIVE

Johannesburg, Friday, 10 October 2025. Harmony Gold Mining Company Limited (“Harmony” or the “Company”) advises that the Royal Court of Jersey ("Court") has made orders sanctioning the proposed acquisition of 100% of the issued share capital in MAC Copper Limited ("MAC") by Harmony Gold (Australia) Pty Ltd (a wholly owned subsidiary of Harmony) by way of Jersey law scheme of arrangement pursuant to Article 125 of the Companies (Jersey) Law 1991 (as amended) (the "Scheme").

Following lodgement by MAC of a copy of the Court's order with the Jersey Registrar of Companies, the Scheme is now legally effective. Implementation of the Scheme is expected to occur on Friday, 24 October 2025 (Jersey time), upon which Harmony will assume ownership and operational control of the CSA Copper Mine.

Please refer to the SENS announcement released on 27 May 2025 for the full details of the transaction. This is available on our website at: www.harmony.co.za.

Further updates will be provided as the transaction progresses.

Jared Coetzer
Head of Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
10 October 2025

JSE Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 10, 2025	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director